September 20, 2005
Mail Stop 4-6

Ms. Barbara C. Jacobs	Via EDGAR
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Axcess International, Inc.
Registration Statement on Form SB-2
Filed August 19, 2005
File No. 333-127685
Dear Ms. Jacobs:
     Please be advised that Axcess International, Inc., in accordance with the Rules of the Commission, hereby requests acceleration of the effective date of our above-referenced SB-2 Registration Statement. We respectfully request that the Commission, under Section 8(a) of the Securities Act of 1933, accelerate the effective date of the SB-2 to Friday, September 23, 2005, at 9:00 a.m., Eastern Standard Time.
     If you are agreeably disposed to grant our acceleration request, we ask that you contact the undersigned by telephone.
Sincerely,
/s/ Allan Griebenow
Allan Griebenow
President/Chief Executive Officer
(Principal Executive Officer)